UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

H/CELL ENERGY CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

404123 101

(CUSIP Number)

James M. Turner, Esq.

Marc J. Ross, Esq.

Sichenzia Ross Ference Kesner LLP

61 Broadway, 32nd Floor

New York, NY 10006

Tel: (212) 930-9700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 23, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404123 101	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Stephen Paul Mullane and Marie Louise Mullane as Trustees of the Mullane Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	760,000
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	760,000
	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 760,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	10.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage is calculated based upon 7,041,579 shares of the Issuer’s common stock outstanding (as of May 18, 2017), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on May 19, 2017.

CUSIP No. 404123 101	13D	Page 3 of 5 Pages

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of H/Cell Energy Corporation, a Nevada Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 97 River Road, Flemington, New Jersey 08822.

Item 2. Identity and Background.

This statement is filed on behalf of Stephen Paul Mullane and Marie Louise Mullane as Trustees of the Mullane Family Trust, a trust established under the laws of Australia (the “Mullane Trust”). The principal business address of the Mullane Trust is c/o H/Cell Energy Corporation, 97 River Road, Flemington, New Jersey 08822.

The Mullane Trust has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). The Mullane Trust has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Share Exchange Agreement

On January 31, 2017, pursuant to a Share Exchange Agreement entered into by and among the Issuer, The Pride Group (QLD) Pty Ltd. (“Pride”) and the stockholders of Pride, the stockholders of Pride exchanged all of their shares of Pride equity stock for newly issued shares of common stock of the Issuer. The Mullane Trust was a stockholder of Pride and received 760,000 shares of common stock of the Issuer.

Item 4. Purpose of Transaction.

The Mullane Trust acquired all of its common stock for investment purposes.

The Mullane Trust currently has no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Mullane Trust may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their respective advisors, the Issuer or other persons).

Item 5. Interest in Securities of the Issuer.

The Mullane Trust beneficially owns 760,000 shares of the Issuer’s common stock. Based upon 7,041,579 shares of the Issuer’s common stock outstanding (as of May 18, 2017), as set forth in the Issuer’s quarterly report on Form 10-Q as filed with the Securities and Exchange Commission on May 19, 2017, the shares of the Issuer’s common stock beneficially owned by the Mullane Trust constitutes approximately 10.8% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).

Except as set out above, the Mullane Trust has not effected any other transactions in any securities of the Issuer in the past 60 days.

CUSIP No. 404123 101	13D	Page 4 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

1.	Form of Share Exchange Agreement, dated as of January 31, 2017, by and among H/Cell Energy Corporation, The Pride Group (QLD) Pty Ltd., Turquino Equity LLC and Stephen Paul Mullane and Marie Louise Mullane as Trustees of the Mullane Family Trust, filed as an exhibit to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 6, 2017 and incorporated herein by reference.

CUSIP No. 404123 101	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

June 23, 2017

STEPHEN PAUL MULLANE AND MARIE LOUISE
MULLANE AS TRUSTEES OF THE MULLANE FAMILY
TRUST

By:	/s/ STEPHEN MULLANE
Name:	Stephen Mullane
Title:	Trustee